Exhibit 21.1
List of Subsidiaries of Marqeta, Inc.

Subsidiary Name	Jurisdiction of Incorporation

Marqeta UK Ltd.	United Kingdom
Marqeta Australia Pty Ltd	Australia
Marqeta Singapore Pte. Ltd.	Singapore
Marqeta do Brasil Processadora e Servicos Ltda.	Brazil
Power Finance Inc.	U.S.A., Delaware